April 18, 2025

Douglas Murphy-Chutorian, M.D.
Chief Executive Officer
Semler Scientific, Inc.
2340-2348 Walsh Ave, Suite 2344
Santa Clara, California 95051

       Re: Semler Scientific, Inc.
           Registration Statement on Form S-3
           Filed April 15, 2025
           File No. 333-286559
Dear Douglas Murphy-Chutorian M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Marianne Sarrazin, Esq.